UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 26, 2004**



AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)

State of Incorporation: **Nevada**

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 26, 2004, AirTran Airways, Inc. issued a press release regarding contract negotiations with its flight attendants who are represented by the Association of Flight Attendants. A copy of the press release is attached hereto as Exhibit 99.

Item 9.01. Financial Statements and Exhibits.

 (c) Exhibits.
     99   Press release of AirTran Airways, Inc. dated August 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: August 27, 2004

/s/ Stanley J. Gadek

Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

EXHIBIT 99

Statement of AirTran Airways on Association of Flight Attendants' Filing for Federal Mediation

ORLANDO, Fla. (August 26, 2004) -- AirTran Airways, a subsidiary of AirTran Holdings, Inc., (NYSE: AAI) today issued the following statement:

   AirTran Airways regrets that, after more than two years of negotiations, the Association of Flight Attendants-CWA, AFL-CIO, (AFA) Negotiating Committee rejected the contract proposal jointly requested by the Company and the AFA and offered this past week by a private mediator who has been meeting continuously with the parties since last March. The Company and the AFA, in order to bridge their differences, had brought in a private mediator who had extensive experience in airline collective bargaining disputes and who was himself a former flight attendant, union official and long time Senior Mediator aEt the federal National Mediation Board. The Company unconditionally accepted the private mediator's contract proposal and urged the Negotiating Committee to submit it to the AFA membership for a vote in spite of the fact that the independent mediator's proposal did not satisfy the Negotiating Committee's expectations.

   Editor's note: Statements regarding the Company's operational and financial success, business model, expectation about future success, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2003. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

Contact:
Tad Hutcheson
tad.hutcheson@airtran.com
678.254.7442

Judy Graham-Weaver
Judy.graham-weaver@airtran.com
678.254.7448